Exhibit 3.1

CERTIFICATE OF FORMATION

OF

WATERBRIDGE INFRASTRUCTURE LLC

This Certificate of Formation of WaterBridge Infrastructure LLC (the “Company”), dated as of April 11, 2025, has been duly executed and is filed pursuant to Section 18-201 of the Delaware Limited Liability Company Act (the “Act”) to form a limited liability company under the Act.

Article One

The name of the limited liability company is “WaterBridge Infrastructure LLC”.

Article Two

The address of the Company’s registered office in the State of Delaware is 108 Lakeland Ave, Dover, Delaware 19901, Kent County. The name of the Company’s registered agent for service of process in the State of Delaware at such address is Capitol Services, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of WaterBridge Infrastructure LLC as of the date first written above.

By:	/s/ Scott L. McNeely_______________________________
Name:	Scott L. McNeely
Title:	Authorized Person